United States securities and exchange commission logo





                           June 14, 2023

       Steve Carnes
       Chief Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Amendment filed May
22, 2023
                                                            File No. 024-12239

       Dear Steve Carnes:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Offering Statement on Form 1-A submitted May 22, 2023

       Offering Circular Cover Page, page i

   1. Please reconcile the range of proceeds to the company based upon the price range. The maximum is inconsistent
with the maximum price per share.
       Item 6. Use of Proceeds to Issuer, page 14

   2. Please disclose whether or not the proceeds will be used to compensate or otherwise make payments to officers or
directors.
 Steve Carnes
FirstName  LastNameSteve Carnes
GEMZ Corp.   NV
Comapany
June       NameGEMZ Corp. NV
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Item 9. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

3. Please provide additional discussion of your anticipated sources of financing of your administrative operations, in light of your auditor's going concern opinion and in light of the increased expenses associated with the acquisition of BadgerBloX. Secuity Ownership of Certain Beneficial Owners and Management, page 30

4. We note the disclosure in footnote 4 that the single share of Special 2021 Series A
         Preferred Stock may be converted, at any time, into 1,000,000,000 shares of common stock. Please revise Mr. Carnes' beneficial ownership of common stock to reflect the conversion, as required by Item 403 of Regulation S-K, as referenced in Rule
         13d   3(d)(1) of the Exchange Act.
Signatures, page S-1

5. Please include the signature of the principal accounting officer, as required by Instruction
         1 to the Signatures of Form 1-A.
Exhibits

6. Please file the agreement setting forth the terms of the Special 2021 Series A Preferred
         Stock.
7. Please reconcile the reference in the legality opinion to the offer of 350,000,000 shares of commons stock with the offering circular, which references 750,000,000 shares of common stock.
General

8. We note the statement on page 23 that "effective with our acquisition of BadgerBloX on
         March 20, 2023, our company ceased to be a    shell company.    Given
the financial
         statements for BadgerBloX as of March 20, 2023 reflect no assets and no revenues, please remove this statement, as you appear to continue to be a shell company, or provide a detailed analysis as to why you no longer meet the definition of shell company in Rule
         405 of Regulation C. Please revise to disclose the impact of being a shell company has upon the company and investors. In addition, please provide clear disclosure in the summary and in the business section that BadgerBloX has not had operations to date and has not any generated revenues. Please also revise to clearly disclose what business, if any, is operational. Please expand the business section to clearly disclose the plan of operations, including the estimated costs and timing to become operational.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Steve Carnes
GEMZ Corp. NV
June 14, 2023
Page 3

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameSteve Carnes
                                                          Division of
Corporation Finance
Comapany NameGEMZ Corp. NV
                                                          Office of Real Estate
& Construction
June 14, 2023 Page 3
cc:       Eric Newlan
FirstName LastName